Mail Stop 3561

May 10, 2007

Mr. John J. Dowling III
Sr. Vice President , Legal
Sequa Corporation

Ms. Christine Richardson
Vice Chairman and CEO
Chromalloy Gas Turbine Corporation

Ms. Donna M. Costello
Vice President and Controller
Sequa Corporation
200 Park Avenue
New York, New York 10166

> **Re:** **Sequa Corporation**
> **File No. 1-804**
> **Form 10-K: For the Year Ended December 31, 2006**

Dear Mr. Dowling, Ms. Richardson, and Ms. Costello:

We have reviewed the above referenced filing on a basis limited to only the issue addressed below, and have the following comments. In our comments, we ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2006

1. Please further explain to us how you have evaluated the termination for convenience provision included in the August 1, 2003 agreement with UAL with respect to unbilled receivables related to this agreement.

In your March 12, 2007 correspondence you state the following:

> According to SAB104, 'The staff advised registrants that the portion of revenue subject to customer cancellation and refund must be deferred until no longer subject to that contingency'.

> The Company has examined the provisions of all of the contracts. Certain contracts contain a termination for convenience clause subject to a notice period. The Company has evaluated the cancellation for convenience provisions and limits revenue recognized each period to the amount recoverable in the event the customer were to exercise the termination for convenience clause.

In your February 27, 2007 correspondence you state that "United is obligated to continue to pay monthly fees on MBOH basis after it gives notice of termination for convenience until the contract terminates 120 days later." ("**Notice Period**") Consistent with this, we note from your limitation analysis performed in connection with the September 30, 2006 balance sheet that you estimate 120 days of billings and do not make any provision for services that you would be required to provide to United during the Notice Period. However, it is unclear why you have not made a provision in the limitation analysis for services that you would be required to provide. During the Notice Period, under Article 20, we believe that you are contractually obligated to provide all of United's required engine maintenance service on an MBOH basis. Consequently, if you are required to provide these services during this period, it would be inappropriate to use amounts billed during the Notice Period for purposes of recoverability.

We do not believe the intent of Section 20.1 is to provide for the recoverability of unbilled receivables, rather, the clear intent of the Notice Period is for you to begin taking actions that would allow you to gradually draw this agreement to an end and reduce the termination costs due you. This is supported by the fact that Section 20.1 calls for you, during the Notice Period, to "place no further orders or subcontracts for materials or services as to that part of the work terminated" and "take such other reasonable action as may reduce the termination costs due Seller under this Article." Consistently, there is no language in this section to support the notion that you will be able to recover any unbilled accounts receivable.

It appears that you are relying upon the provision that states that "After receipt of any such notice of termination, Seller will (i) discontinue all work with respect to that part of this Agreement so terminated by United," to support the notion that you are not obligated to provide any MBOH services during the Notice Period. While the meaning of this provision is somewhat ambiguous, we believe it is an exceedingly unrealistic interpretation that the services you provide on an MBOH basis for an entire engine fleet for a major airline would cease immediately upon receiving notice. It is a similarly unrealistic interpretation that services provided on an MBOH basis would change immediately upon receiving notice to a T&M basis.

We note that section 18.2 provides for an end state transition. It reads as follows:

> In the event this agreement is terminated by, either party, both parties agree to effect a ramp down of work to be performed by Seller. Charges will be covered under T&M rates Appendix 4. This transition is to be accomplished within 120 days utilizing a gradual transition of Parts and Services. This transition it is intended to mitigate disruption to United's maintenance operation. United to provide a ramp down timeline of Parts and Services at its discretion.

Section 18.2 clearly supports the notion that services cannot cease under this agreement immediately upon receiving notice. Additionally, we believe that the end state transition would commence upon the effective date of the termination of the agreement as the opening sentence of the section states "In the event this agreement in terminated." (It appears that the end state transition was inadvertently omitted from the survival clause.) Consequently, if the end state transition begins after the Notice Period, it is clear that you are required to provide services on an MBOH basis during the Notice Period up until the point of the end state transition. Although we believe the wording of the section fully supports the end state transition beginning after the effective date of termination, and it is unlikely that a shift to billing under T&M rates would begin immediately upon receipt of notice, even in the alternative (the end state transition beginning upon receipt of notice), you would be required to provide services that would be covered under T&M rates. The statement that "Charges will be covered under T&M rates Appendix 4" clearly indicates an intent that the only amounts owed to you during the period would be T&M billings. We do not believe this agreement can be plausibly interpreted to support the conclusion that United would be required to pay you both amounts on a MBOH basis where there are no underlying services and amounts on a T&M basis where there are underlying services. Additionally, refer to our February 20, 2007 correspondence where we explain why the contract does not provide for payment on an MBOH basis when there are no services provided on an MBOH basis.

We also note that the section 20.1 calls for notice of "at least" XX days prior to the effective date of such termination. Accordingly, it was contemplated that United may give more than the prescribed number of days notice as an added convenience to you and to reduce its termination costs. An increase in the Notice Period under your interpretation, however, would increase the cost of termination to United. We do not believe it was United's intent to increase its cost of termination by providing you with the convenience of a longer notice period, rather, providing you with an increased notice period would give you greater time to reduce its termination costs.

In summary, please explain to us the basis for the limitation analysis that you perform at each balance sheet date with respect to unbilled receivables related to the UAL agreement. Since we believe you are required to provide MBOH services during the Notice Period, it appears inappropriate to use subsequent MBOH billings as part of the limitation analysis. In the alternative, please revise your limitation analysis for the relevant periods and make any corresponding correction to your financial statements.

2. Please provide us with a copy of the executed amendment to the contract that increased the notice period from 90 days to 120 days.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief